

For Immediate Release

For more information:

Jefferson Harralson

Chief Financial Officer

(864) 240-6208

Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Third Quarter Results
Strengthened Customer Deposit Base with 5.6% Annualized Growth; Loan Growth of 5.4% Annualized

GREENVILLE, SC – October 18, 2023 - United Community Banks, Inc. (NASDAQ: UCBI) ("United") today announced net income for the third quarter of $47.9 million and pre-tax, pre-provision income of $90.1 million. Diluted earnings per share of $0.39 for the quarter represented a decrease of $0.14 or 26% from the second quarter of 2023 and a decrease of $0.35 or 47%, from the third quarter of 2022. On an operating basis, excluding merger-related and other charges, diluted earnings per share of $0.45 decreased $0.10 or 18% compared to last quarter. Customer deposits organically grew by 5.6% annualized and loans grew at a 5.4% annualized rate during the quarter. Net interest revenue increased $2.3 million as the addition of First National Bank of South Miami ("FNBSM") was partly offset by a contraction in the net interest margin, driven by continued deposit pricing competition. Noninterest income was down $4.4 million primarily due to the absence of the unusual second quarter gain on the sale of an insurance subsidiary and a one-time small business partnership investment gain. Noninterest expenses increased mainly due to closing the FNBSM acquisition.

For the quarter, United's return on assets was 0.68%, or 0.79% on an operating basis. Return on common equity was 5.3% and return on tangible common equity was 9.0%. On a pre-tax, pre-provision basis, operating return on assets was 1.44% for the quarter. At quarter-end, tangible common equity to tangible assets was 8.18%, down three basis points from the second quarter of 2023.

Chairman and CEO Lynn Harton stated, "We continue to be pleased with the strength of our customer deposit franchise, driven by our service model. In the third quarter our customer deposits grew by 5.6% annualized, allowing us to decrease high cost brokered deposits and fund solid loan growth within our stated target range of mid-to-high single digits. Our cost of deposits continued to increase, leading to a modest decline in our net interest margin for the quarter. Increases in credit costs are concentrated in specific sectors that are under stress or specific companies that have been poorly managed. This is not unexpected given the speed at which borrowing rates have increased. We continue to expect broader credit performance to remain strong, but are appropriately cautious in our portfolio management given the potential for ongoing changes in the economic environment."

United's net interest margin decreased by 13 basis points to 3.24% compared to the second quarter. The average yield on United's interest-earning assets was up 20 basis points to 5.17%, but its cost of deposits increased by

39 basis points to 2.03%, leading to the reduction in the net interest margin. Net charge-offs were $26.6 million or 0.59% of average loans during the quarter, up 39 basis points compared to the second quarter of 2023, largely due to the $19 million charge-off from an 8.7% participation in a large, nationally syndicated credit disclosed during the quarter. NPAs were 34 basis points relative to total assets, down six basis points from the previous quarter.

Mr. Harton concluded, "We continue to focus on our key mission of building our communities by serving our customers. Our teams are executing on that promise across our footprint, which we believe is one of the strongest in the Southeast. We have been fortunate to attract new teams, adding both new talent and additional exposure to high-growth metropolitan markets within our franchise. This quarter, we are very glad to welcome FNBSM officially into the United team, boosting our growth opportunities in Miami. FNBSM brings a very talented team and we look forward to growing together."

Third Quarter 2023 Financial Highlights:
- Net income of $47.9 million and pre-tax, pre-provision income of $90.1 million

- EPS decreased by 47% compared to last year on a GAAP basis and 40% on an operating basis; compared to second quarter 2023, EPS decreased 26% on a GAAP basis and decreased 18% on an operating basis

- Return on assets of 0.68%, or 0.79% on an operating basis

- Pre-tax, pre-provision return on assets of 1.31%, or 1.44% when excluding merger-related and other charges

- Return on common equity of 5.3%

- Return on tangible common equity of 9.0% on an operating basis

- Loan production, excluding balances acquired from FNBSM, of $1.5 billion, resulting in organic loan growth of 5.4% annualized for the quarter

- Customer deposits, excluding brokered deposits, acquired FNBSM balances, and those from the sale of two Tennessee branches that were sold during the quarter were up $314 million or 5.6% annualized from last quarter

- Net interest margin of 3.24% was down 13 basis points from the second quarter due to increased deposit costs

- Mortgage closings of $211 million compared to $317 million a year ago; mortgage rate locks of $304 million compared to $456 million a year ago

- Noninterest income was down $4.4 million primarily due to the absence of unusual second quarter gain on the sale of an insurance subsidiary and a one-time small business partnership investment gain

- Noninterest expenses increased $12.1 million compared to the second quarter on a GAAP basis and by $6.5 million on an operating basis, mostly due to increases in salaries and employee benefits expenses, occupancy, amortization of intangibles and higher merger-related and other charges related to closing the FNBSM acquisition

- Efficiency ratio of 61.3%, or 57.4% on an operating basis, up from second quarter largely driven by net interest margin pressure

- Net charge-offs of $26.6 million, or 59 basis points as a percent of average loans, up 39 basis points from the net charge-offs level experienced in the second quarter and mostly due to the $19 million charge-off from an 8.7% participation in a large, nationally syndicated credit disclosed during the quarter

- Nonperforming assets of 0.34% of total assets, down six basis points compared to June 30, 2023

- Quarterly common shareholder dividend of $0.23 per share declared during the quarter, an increase of 5% year-over-year

<u>Conference Call</u>

United will hold a conference call on Wednesday, October 18, 2023, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10183036/fa91904ab0**. Those without internet access or who are unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and available for replay by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of United's website at ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2023			2022		Third Quarter 2023 - 2022 Change	For the Nine Months Ended September 30,		YTD 2023 - 2022 Change
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter		2023	2022	
INCOME SUMMARY									
Interest revenue	$323,147	$295,775	$279,487	$240,831	$213,887		$898,409	$572,324	
Interest expense	120,591	95,489	68,017	30,943	14,113		284,097	29,855	
Net interest revenue	202,556	200,286	211,470	209,888	199,774	1%	614,312	542,469	13%
Provision for credit losses	30,268	22,753	21,783	19,831	15,392		74,804	44,082	
Noninterest income	31,977	36,387	30,209	33,354	31,922	—	98,573	104,353	(6)
Total revenue	204,265	213,920	219,896	223,411	216,304	(6)	638,081	602,740	6
Noninterest expenses	144,474	132,407	139,805	117,329	112,755	28	416,686	352,820	18
Income before income tax expense	59,791	81,513	80,091	106,082	103,549	(42)	221,395	249,920	(11)
Income tax expense	11,925	18,225	17,791	24,632	22,388	(47)	47,941	53,898	(11)
Net income	47,866	63,288	62,300	81,450	81,161	(41)	173,454	196,022	(12)
Merger-related and other charges	9,168	3,645	8,631	1,470	1,746		21,444	17,905	
Income tax benefit of merger-related and other charges	(2,000)	(820)	(1,955)	(323)	(385)		(4,775)	(3,923)	
Net income - operating [(1)]	$ 55,034	$ 66,113	$ 68,976	$ 82,597	$ 82,522	(33)	$190,123	$210,004	(9)
Pre-tax pre-provision income [(5)]	$ 90,059	$104,266	$101,874	$125,913	$118,941	(24)	$296,199	$294,002	1
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.39	$ 0.53	$ 0.52	$ 0.74	$ 0.74	(47)	$ 1.44	$ 1.78	(19)
Diluted net income - operating [(1)]	0.45	0.55	0.58	0.75	0.75	(40)	1.58	1.91	(17)
Cash dividends declared	0.23	0.23	0.23	0.22	0.22	5	0.69	0.64	8
Book value	25.87	25.98	25.76	24.38	23.78	9	25.87	23.78	9
Tangible book value [(3)]	17.70	17.83	17.59	17.13	16.52	7	17.70	16.52	7
Key performance ratios:									
Return on common equity - GAAP [(2)(4)]	5.32 %	7.47 %	7.34 %	10.86 %	11.02 %		6.69 %	9.08 %	
Return on common equity - operating [(1)(2)(4)]	6.14	7.82	8.15	11.01	11.21		7.35	9.75	
Return on tangible common equity - operating [(1)(2)(3)(4)]	9.03	11.35	11.63	15.20	15.60		10.65	13.64	
Return on assets - GAAP [(4)]	0.68	0.95	0.95	1.33	1.32		0.86	1.06	
Return on assets - operating [(1)(4)]	0.79	1.00	1.06	1.35	1.34		0.95	1.13	
Return on assets - pre-tax pre-provision [(4)(5)]	1.31	1.59	1.58	2.07	1.94		1.49	1.60	
Return on assets - pre-tax pre-provision, excluding merger- related and other charges [(1)(4)(5)]	1.44	1.65	1.71	2.09	1.97		1.60	1.70	
Net interest margin (fully taxable equivalent) [(4)]	3.24	3.37	3.61	3.76	3.57		3.41	3.25	
Efficiency ratio - GAAP	61.32	55.71	57.20	47.95	48.41		58.06	53.94	
Efficiency ratio - operating [(1)]	57.43	54.17	53.67	47.35	47.66		55.07	51.20	
Equity to total assets	11.85	11.89	11.90	11.25	11.12		11.85	11.12	
Tangible common equity to tangible assets [(3)]	8.18	8.21	8.17	7.88	7.70		8.18	7.70	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$ 90,883	$103,737	$ 73,403	$ 44,281	$ 35,511	156	$ 90,883	$ 35,511	156
Allowance for credit losses - loans	201,557	190,705	176,534	159,357	148,502	36	201,557	148,502	36
Allowance for credit losses - total	219,624	212,277	197,923	180,520	167,300	31	219,624	167,300	31
Net charge-offs (recoveries)	26,638	8,399	7,084	6,611	1,134		42,121	3,043	
Allowance for credit losses - loans to loans	1.11 %	1.10 %	1.03 %	1.04 %	1.00 %		1.11 %	1.00 %	
Allowance for credit losses - total to loans	1.21	1.22	1.16	1.18	1.12		1.21	1.12	
Net charge-offs to average loans [(4)]	0.59	0.20	0.17	0.17	0.03		0.32	0.03	
NPAs to total assets	0.34	0.40	0.28	0.18	0.15		0.34	0.15	
AT PERIOD END ($ in millions)									
Loans	$ 18,203	$ 17,395	$ 17,125	$ 15,335	$ 14,882	22	$ 18,203	$ 14,882	22
Investment securities	5,701	5,914	5,915	6,228	6,539	(13)	5,701	6,539	(13)
Total assets	26,869	26,120	25,872	24,009	23,688	13	26,869	23,688	13
Deposits	22,858	22,252	22,005	19,877	20,321	12	22,858	20,321	12
Shareholders' equity	3,184	3,106	3,078	2,701	2,635	21	3,184	2,635	21
Common shares outstanding (thousands)	118,976	115,266	115,152	106,223	106,163	12	118,976	106,163	12

[(1)] Excludes merger-related and other charges. [(2)] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [(3)] Excludes effect of acquisition related intangibles and associated amortization. [(4)] Annualized. [(5)] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2023			2022		For the Nine Months Ended September 30,	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	2023	2022
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 144,474	$ 132,407	$ 139,805	$ 117,329	$ 112,755	$ 416,686	$ 352,820
Merger-related and other charges	(9,168)	(3,645)	(8,631)	(1,470)	(1,746)	(21,444)	(17,905)
Noninterest expenses - operating	$ 135,306	$ 128,762	$ 131,174	$ 115,859	$ 111,009	$ 395,242	$ 334,915
Net income reconciliation							
Net income (GAAP)	$ 47,866	$ 63,288	$ 62,300	$ 81,450	$ 81,161	$ 173,454	$ 196,022
Merger-related and other charges	9,168	3,645	8,631	1,470	1,746	21,444	17,905
Income tax benefit of merger-related and other charges	(2,000)	(820)	(1,955)	(323)	(385)	(4,775)	(3,923)
Net income - operating	$ 55,034	$ 66,113	$ 68,976	$ 82,597	$ 82,522	$ 190,123	$ 210,004
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 47,866	$ 63,288	$ 62,300	$ 81,450	$ 81,161	$ 173,454	$ 196,022
Income tax expense	11,925	18,225	17,791	24,632	22,388	47,941	53,898
Provision for credit losses	30,268	22,753	21,783	19,831	15,392	74,804	44,082
Pre-tax pre-provision income	$ 90,059	$ 104,266	$ 101,874	$ 125,913	$ 118,941	$ 296,199	$ 294,002
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.39	$ 0.53	$ 0.52	$ 0.74	$ 0.74	$ 1.44	$ 1.78
Merger-related and other charges, net of tax	0.06	0.02	0.06	0.01	0.01	0.14	0.13
Diluted income per common share - operating	$ 0.45	$ 0.55	$ 0.58	$ 0.75	$ 0.75	$ 1.58	$ 1.91
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 25.87	$ 25.98	$ 25.76	$ 24.38	$ 23.78	$ 25.87	$ 23.78
Effect of goodwill and other intangibles	(8.17)	(8.15)	(8.17)	(7.25)	(7.26)	(8.17)	(7.26)
Tangible book value per common share	$ 17.70	$ 17.83	$ 17.59	$ 17.13	$ 16.52	$ 17.70	$ 16.52
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	5.32 %	7.47 %	7.34 %	10.86 %	11.02 %	6.69 %	9.08 %
Merger-related and other charges, net of tax	0.82	0.35	0.81	0.15	0.19	0.66	0.67
Return on common equity - operating	6.14	7.82	8.15	11.01	11.21	7.35	9.75
Effect of goodwill and other intangibles	2.89	3.53	3.48	4.19	4.39	3.30	3.89
Return on tangible common equity - operating	9.03 %	11.35 %	11.63 %	15.20 %	15.60 %	10.65 %	13.64 %
Return on assets reconciliation							
Return on assets (GAAP)	0.68 %	0.95 %	0.95 %	1.33 %	1.32 %	0.86 %	1.06 %
Merger-related and other charges, net of tax	0.11	0.05	0.11	0.02	0.02	0.09	0.07
Return on assets - operating	0.79 %	1.00 %	1.06 %	1.35 %	1.34 %	0.95 %	1.13 %
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	0.68 %	0.95 %	0.95 %	1.33 %	1.32 %	0.86 %	1.06 %
Income tax expense	0.18	0.29	0.29	0.41	0.37	0.25	0.30
Provision for credit losses	0.45	0.35	0.34	0.33	0.25	0.38	0.24
Return on assets - pre-tax, pre-provision	1.31	1.59	1.58	2.07	1.94	1.49	1.60
Merger-related and other charges	0.13	0.06	0.13	0.02	0.03	0.11	0.10
Return on assets - pre-tax pre-provision, excluding merger-related and other charges	1.44 %	1.65 %	1.71 %	2.09 %	1.97 %	1.60 %	1.70 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	61.32 %	55.71 %	57.20 %	47.95 %	48.41 %	58.06 %	53.94 %
Merger-related and other charges	(3.89)	(1.54)	(3.53)	(0.60)	(0.75)	(2.99)	(2.74)
Efficiency ratio - operating	57.43 %	54.17 %	53.67 %	47.35 %	47.66 %	55.07 %	51.20 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	11.85 %	11.89 %	11.90 %	11.25 %	11.12 %	11.85 %	11.12 %
Effect of goodwill and other intangibles	(3.33)	(3.31)	(3.36)	(2.97)	(3.01)	(3.33)	(3.01)
Effect of preferred equity	(0.34)	(0.37)	(0.37)	(0.40)	(0.41)	(0.34)	(0.41)
Tangible common equity to tangible assets	8.18 %	8.21 %	8.17 %	7.88 %	7.70 %	8.18 %	7.70 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)	2023			2022		Linked Quarter Change	Year over Year Change
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 3,279	$ 3,111	$ 3,141	$ 2,735	$ 2,700	$ 168	$ 579
Income producing commercial RE	4,130	3,670	3,611	3,262	3,299	460	831
Commercial & industrial	2,504	2,550	2,442	2,252	2,238	(46)	266
Commercial construction	1,850	1,739	1,806	1,598	1,514	111	336
Equipment financing	1,534	1,510	1,447	1,374	1,281	24	253
Total commercial	13,297	12,580	12,447	11,221	11,032	717	2,265
Residential mortgage	3,043	2,905	2,756	2,355	2,149	138	894
Home equity lines of credit	941	927	930	850	832	14	109
Residential construction	399	463	492	443	423	(64)	(24)
Manufactured housing	343	340	326	317	301	3	42
Consumer	180	180	174	149	145	—	35
Total loans	$ 18,203	$ 17,395	$ 17,125	$ 15,335	$ 14,882	$ 808	$ 3,321
LOANS BY MARKET							
Georgia	$ 4,321	$ 4,281	$ 4,177	$ 4,051	$ 4,003	$ 40	$ 318
South Carolina	2,801	2,750	2,672	2,587	2,516	51	285
North Carolina	2,445	2,355	2,257	2,186	2,117	90	328
Tennessee	2,314	2,387	2,458	2,507	2,536	(73)	(222)
Florida	2,318	1,708	1,745	1,308	1,259	610	1,059
Alabama	1,070	1,062	1,029	—	—	8	1,070
Commercial Banking Solutions	2,934	2,852	2,787	2,696	2,451	82	483
Total loans	$ 18,203	$ 17,395	$ 17,125	$ 15,335	$ 14,882	$ 808	$ 3,321

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality
(in thousands)

	2023			
	Third Quarter	**Second Quarter**	**First Quarter**	
NONACCRUAL LOANS				
Owner occupied RE	$ 5,134	$ 3,471	$ 1,000	
Income producing RE	30,255	32,542	10,603	
Commercial & industrial	13,382	30,823	33,276	
Commercial construction	1,065	115	475	
Equipment financing	9,206	8,989	5,044	
Total commercial	59,042	75,940	50,398	
Residential mortgage	11,893	11,419	11,280	
Home equity lines of credit	4,009	2,777	2,377	
Residential construction	2,074	1,682	143	
Manufactured housing	12,711	10,782	8,542	
Consumer	89	19	55	
Total nonaccrual loans	89,818	102,619	72,795	
OREO and repossessed assets	1,065	1,118	608	
Total NPAs	$ 90,883	$ 103,737	$ 73,403	

	2023					
	Third Quarter		**Second Quarter**		**First Quarter**	
(in thousands)	**Net Charge-Offs**	**Net Charge-Offs to Average Loans**[1]	**Net Charge-Offs**	**Net Charge-Offs to Average Loans**[1]	**Net Charge-Offs**	**Net Charge-Offs to Average Loans**[1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 582	0.07 %	$ (205)	(0.03)%	$ 90	0.01 %
Income producing RE	3,011	0.30	1,184	0.13	2,306	0.26
Commercial & industrial	17,542	2.71	2,746	0.44	225	0.04
Commercial construction	(49)	(0.01)	(105)	(0.02)	(37)	(0.01)
Equipment financing	6,325	1.62	2,537	0.69	3,375	0.93
Total commercial	27,411	0.83	6,157	0.20	5,959	0.20
Residential mortgage	(129)	(0.02)	(43)	(0.01)	(87)	(0.01)
Home equity lines of credit	(2,784)	(1.17)	(59)	(0.03)	33	0.01
Residential construction	341	0.31	623	0.53	(15)	(0.01)
Manufactured housing	1,168	1.34	620	0.75	628	0.76
Consumer	631	1.37	1,101	2.51	566	1.37
Total	$ 26,638	0.59	$ 8,399	0.20	$ 7,084	0.17

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)	September 30, 2023	December 31, 2022
ASSETS		
Cash and due from banks	$ 192,726	$ 195,771
Interest-bearing deposits in banks	566,779	316,082
Federal funds and other short-term investments	—	135,000
Cash and cash equivalents	759,505	646,853
Debt securities available-for-sale	3,182,112	3,614,333
Debt securities held-to-maturity (fair value $1,992,364 and $2,191,073, respectively)	2,518,773	2,613,648
Loans held for sale	37,110	13,600
Loans and leases held for investment	18,202,807	15,334,627
Less allowance for credit losses - loans and leases	(201,557)	(159,357)
Loans and leases, net	18,001,250	15,175,270
Premises and equipment, net	371,435	298,456
Bank owned life insurance	344,647	299,297
Goodwill and other intangible assets, net	994,142	779,248
Other assets	660,233	568,179
Total assets	$ 26,869,207	$ 24,008,884
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,782,031	$ 7,643,081
NOW and interest-bearing demand	5,349,335	4,350,878
Money market	5,691,480	4,510,680
Savings	1,265,548	1,456,337
Time	3,554,619	1,781,482
Brokered	214,855	134,049
Total deposits	22,857,868	19,876,507
Short-term borrowings	37,348	158,933
Federal Home Loan Bank advances	—	550,000
Long-term debt	324,786	324,663
Accrued expenses and other liabilities	465,381	398,107
Total liabilities	23,685,383	21,308,210
Shareholders' equity:		
Preferred stock; $1 par value; 10,000,000 shares authorized; 3,745 and 4,000 shares Series I issued and outstanding, respectively, $25,000 per share liquidation preference	90,283	96,422
Common stock, $1 par value; 200,000,000 shares authorized, 118,975,652 and 106,222,758 shares issued and outstanding, respectively	118,976	106,223
Common stock issuable; 608,646 and 607,128 shares, respectively	12,782	12,307
Capital surplus	2,697,671	2,306,366
Retained earnings	596,617	508,844
Accumulated other comprehensive loss	(332,505)	(329,488)
Total shareholders' equity	3,183,824	2,700,674
Total liabilities and shareholders' equity	$ 26,869,207	$ 24,008,884

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
Interest revenue:				
Loans, including fees	$ 273,781	$ 174,065	$ 760,696	$ 476,072
Investment securities, including tax exempt of $1,722, $2,568, $5,563 and $7,762, respectively	44,729	36,953	125,775	91,043
Deposits in banks and short-term investments	4,637	2,869	11,938	5,209
Total interest revenue	323,147	213,887	898,409	572,324
Interest expense:				
Deposits:				
NOW and interest-bearing demand	35,613	3,992	80,809	7,624
Money market	46,884	4,503	105,430	7,030
Savings	868	178	2,108	337
Time	33,368	1,207	75,464	2,322
Deposits	116,733	9,880	263,811	17,313
Short-term borrowings	189	27	3,186	27
Federal Home Loan Bank advances	—	—	5,761	—
Long-term debt	3,669	4,206	11,339	12,515
Total interest expense	120,591	14,113	284,097	29,855
Net interest revenue	202,556	199,774	614,312	542,469
Provision for credit losses	30,268	15,392	74,804	44,082
Net interest revenue after provision for credit losses	172,288	184,382	539,508	498,387
Noninterest income:				
Service charges and fees	10,315	9,569	28,791	28,644
Mortgage loan gains and other related fees	6,159	6,297	17,264	29,420
Wealth management fees	6,451	5,879	17,775	17,759
Gains from sales of other loans, net	2,688	2,228	6,909	9,226
Lending and loan servicing fees	2,985	2,946	9,979	7,518
Securities losses, net	—	—	(1,644)	(3,688)
Other	3,379	5,003	19,499	15,474
Total noninterest income	31,977	31,922	98,573	104,353
Total revenue	204,265	216,304	638,081	602,740
Noninterest expenses:				
Salaries and employee benefits	81,173	67,823	236,121	208,062
Communications and equipment	10,902	8,795	31,654	27,718
Occupancy	10,941	9,138	31,024	27,381
Advertising and public relations	2,251	2,544	6,914	6,332
Postage, printing and supplies	2,386	2,190	7,305	6,308
Professional fees	7,006	4,821	19,670	14,670
Lending and loan servicing expense	2,697	2,333	7,546	7,746
Outside services - electronic banking	2,561	3,159	8,646	8,629
FDIC assessments and other regulatory charges	4,314	2,356	12,457	6,796
Amortization of intangibles	4,171	1,678	11,120	5,207
Merger-related and other charges	9,168	1,746	21,444	17,905
Other	6,904	6,172	22,785	16,066
Total noninterest expenses	144,474	112,755	416,686	352,820
Income before income taxes	59,791	103,549	221,395	249,920
Income tax expense	11,925	22,388	47,941	53,898
Net income	47,866	81,161	173,454	196,022
Preferred stock dividends, net of discount on repurchases	832	1,719	4,270	5,157
Earnings allocated to participating securities	259	407	939	1,007
Net income available to common shareholders	$ 46,775	$ 79,035	$ 168,245	$ 189,858
Net income per common share:				
Basic	$ 0.39	$ 0.74	$ 1.44	$ 1.78
Diluted	0.39	0.74	1.44	1.78
Weighted average common shares outstanding:				
Basic	119,506	106,687	116,925	106,616
Diluted	119,624	106,800	117,084	106,732

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended September 30,

(dollars in thousands, fully taxable equivalent (FTE))	2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,055,402	$ 273,800	6.02 %	$ 14,658,397	$ 174,168	4.71 %
Taxable securities [3]	5,933,708	43,007	2.90	6,539,615	34,385	2.10
Tax-exempt securities (FTE) [1][3]	368,148	2,313	2.51	493,115	3,449	2.80
Federal funds sold and other interest-earning assets	538,039	5,093	3.76	614,755	3,106	2.00
Total interest-earning assets (FTE)	24,895,297	324,213	5.17	22,305,882	215,108	3.83
Noninterest-earning assets:						
Allowance for credit losses	(209,472)			(138,907)		
Cash and due from banks	225,831			231,376		
Premises and equipment	367,217			290,768		
Other assets [3]	1,568,824			1,261,236		
Total assets	$ 26,847,697			$ 23,950,355		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 5,285,513	35,613	2.67	$ 4,335,619	3,992	0.37
Money market	5,622,355	46,884	3.31	4,849,705	4,503	0.37
Savings	1,301,047	868	0.26	1,515,350	178	0.05
Time	3,473,191	31,072	3.55	1,635,580	984	0.24
Brokered time deposits	209,119	2,296	4.36	51,530	223	1.72
Total interest-bearing deposits	15,891,225	116,733	2.91	12,387,784	9,880	0.32
Federal funds purchased and other borrowings	44,164	189	1.70	3,442	27	3.11
Long-term debt	324,770	3,669	4.48	324,444	4,206	5.14
Total borrowed funds	368,934	3,858	4.15	327,886	4,233	5.12
Total interest-bearing liabilities	16,260,159	120,591	2.94	12,715,670	14,113	0.44
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,916,272			8,176,987		
Other liabilities	435,592			349,647		
Total liabilities	23,612,023			21,242,304		
Shareholders' equity	3,235,674			2,708,051		
Total liabilities and shareholders' equity	$ 26,847,697			$ 23,950,355		
Net interest revenue (FTE)		$ 203,622			$ 200,995	
Net interest-rate spread (FTE)			2.23 %			3.39 %
Net interest margin (FTE) [4]			3.24 %			3.57 %

[1]   Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2]   Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3]   Unrealized gains and losses on securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $430 million in 2023 and $318 million in 2022 are included in other assets for purposes of this presentation.

[4]   Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Nine Months Ended September 30,

(dollars in thousands, fully taxable equivalent (FTE))	2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 17,377,210	$ 760,802	5.85 %	$ 14,426,470	$ 475,989	4.41 %
Taxable securities [3]	5,982,615	120,212	2.68	6,274,230	83,281	1.77
Tax-exempt securities (FTE) [1][3]	386,499	7,470	2.58	498,177	10,425	2.79
Federal funds sold and other interest-earning assets	490,703	13,103	3.57	1,271,287	6,192	0.65
Total interest-earning assets (FTE)	24,237,027	901,587	4.97	22,470,164	575,887	3.43
Non-interest-earning assets:						
Allowance for loan losses	(186,428)			(129,278)		
Cash and due from banks	249,411			200,463		
Premises and equipment	347,514			284,850		
Other assets [3]	1,518,503			1,308,647		
Total assets	$ 26,166,027			$ 24,134,846		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 4,891,214	80,809	2.21	$ 4,520,079	7,624	0.23
Money market	5,349,265	105,430	2.64	4,992,357	7,030	0.19
Savings	1,341,033	2,108	0.21	1,483,169	337	0.03
Time	2,936,873	65,856	3.00	1,688,250	2,009	0.16
Brokered time deposits	280,293	9,608	4.58	65,133	313	0.64
Total interest-bearing deposits	14,798,678	263,811	2.38	12,748,988	17,313	0.18
Federal funds purchased and other borrowings	98,884	3,186	4.31	1,383	27	2.61
Federal Home Loan Bank advances	166,355	5,761	4.63	—	—	—
Long-term debt	324,737	11,339	4.67	322,600	12,515	5.19
Total borrowed funds	589,976	20,286	4.60	323,983	12,542	5.18
Total interest-bearing liabilities	15,388,654	284,097	2.47	13,072,971	29,855	0.31
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	7,226,096			7,958,392		
Other liabilities	393,048			375,182		
Total liabilities	23,007,798			21,406,545		
Shareholders' equity	3,158,229			2,728,301		
Total liabilities and shareholders' equity	$ 26,166,027			$ 24,134,846		
Net interest revenue (FTE)		$ 617,490			$ 546,032	
Net interest-rate spread (FTE)			2.50 %			3.12 %
Net interest margin (FTE) [4]			3.41 %			3.25 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $413 million in 2023 and $221 million in 2022 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is the financial holding company for United Community, a top 100 US financial institution that is committed to improving the financial health and well-being of its customers and ultimately the communities it serves. United Community provides a full range of banking, wealth management, and mortgage services. As of September 30, 2023, United Community has $26.9 billion in assets and 205 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment financing subsidiary. United Community has been recognized nationally as a leader in customer service, financial performance, and workplace environment. Among the accolades, United Community is a nine-time winner of the J.D. Power award that ranked the bank #1 in customer satisfaction with consumer banking in the Southeast and was recognized in 2023 by Forbes as one of the World's Best Banks and one of America's Best Banks. United Community was also recognized by Newsweek in 2023 as one of the Most Trusted Companies in America, is a multi-award recipient of the Greenwich Excellence Awards and was named by American Banker as one of the "Best Banks to Work For" in 2022 for the sixth consecutive year. Additional information about United Community can be found at ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision, excluding merger-related and other charges," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to potential benefits of the First National Bank of South Miami merger, and the strength of our pipelines and their ability to support business growth across our markets and our belief that our high-quality balance sheet and business mix will support strong performance regardless of future economic conditions. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the First National Bank of South Miami acquisition and other acquisitions may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of these acquisitions, (3) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to these acquisitions, (4) the risks relating to the integration of First National Bank of South Miami's and other acquired banks' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (5) the risks associated with United's pursuit of future acquisitions, (6) the risk associated with expansion into new geographic or product markets, and (7) general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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